Contact

www.linkedin.com/in/sivasankaran-dhanasekar-87a90296 (LinkedIn)

Top Skills

Management

Software Project Management

Software Development Life Cycle (SDLC)

Sivasankaran Dhanasekar

CTO at Beetexting

Greater Chennai Area

Summary

22+ years of Project Manager/Solution Architect/J2EE/Big Data(Hadoop)/AWS with Object Oriented Design and Database Modeling experience in IT industry. Have strong IT acumen with focus on developing, defining and implementing technology strategy, IT organization policies, data, security and system processes. Have strong expertise in preparing proposals, work orders and technical solutions, project planning, status reporting, systems analysis and troubleshooting, quality assurance and reviews, scheduling and tracking of results.

Experience

Beetexting

CTO

December 2019 - Present (2 years 5 months)

A conversational texting app for sales and service teams to deliver world-class prospect and customer experiences. What would your business look like if your customers and prospects were texting with your team? Text us at (309) 605-0390 to set up a demo or visit Beetexting.com to learn more and start your 30-day free trial.

HTC Global Services

Senior Project Manager

March 2012 - December 2019 (7 years 10 months)

Education

Manonmaniam Sundaranar University

Bachelor of Engineering - BE, Computer Science · (1994 - 1998)